Filed Pursuant to Rule 433

Registration No. 333-136429

Free Writing Prospectus dated October 18, 2006

ENERGY TRANSFER PARTNERS, L.P.

6.125% Notes due 2017

Issuer:	Energy Transfer Partners, L.P.
Ratings:	Baa3 (Moody’s) / BBB- (Fitch)
Note type:	Senior Notes
Minimum denomination:	$ 1,000
Pricing date:	October 18, 2006
Settlement date:	October 23, 2006
Maturity date:	February 15, 2017
Principal amount:	$ 400,000,000
Benchmark:	T 4.875% due 08/15/16
Benchmark Yield:	4.758%
Re-offer spread:	+138 bps
Re-offer yield to maturity:	6.138%
Coupon:	6.125%
Public offering price:	99.912%
Optional Redemption:	Make whole call T+25 bps
Interest payment dates:	February 15 and August 15, beginning February 15, 2007.
CUSIP:	29273R AE 9
ISIN:	US29273RAE99
Joint Bookrunning Managers:	Banc of America Securities LLC
Credit Suisse Securities (USA) LLC
Wachovia Capital Markets, LLC
Co Managers:	Deutsche Bank Securities Inc.
Greenwich Capital Markets, Inc.
UBS Securities LLC

************************

The issuer has filed a registration statement (including a prospectus) with the SEC to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free Credit Suisse Securities (USA) LLC at (800) 221-1037, Banc of America Securities LLC at (800) 294-1322, or Wachovia Capital Markets, LLC at (866) 289-1262.